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SEC
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FEB 21 2013

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERTIGROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 GULF OF MEXICO BLVD.
                                                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

MARATHON	FLORIDA	33050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN WERBNER   (800) 324-6982
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
                      (Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI	FLORIDA	33144
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Cy
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CERTIGROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

CERTIGROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Certigroup, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Certigroup, Inc. (a Texas Corporation) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 30, 2013

OATH OR AFFIRMATION

I, __NORMAN WERBNER__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CERTIGROUP, INC.__ , as
of __DECEMBER 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

```
Notary Public State of Florida
JoAnn N Wagner
My Commission EE111152
Expires 07/25/2015
```

Signature

__Norman Werbner__
Notary Public

__PRESIDENT__
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CERTIGROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$ 227,597	
Certificates of Deposit, Maturing Through May, 2014	464,664	
Accounts Receivable	32,922	
Property and Equipment, net of Accumulated Depreciation of $ 12,220	173	
TOTAL ASSETS		$ 725,356

LIABILITIES AND STOCKHOLDER'S EQUITY

Subordinated Debentures Payable to Stockholder Due on December 31, 2014	$ 350,000	
Accounts payable	-	
Total Liabilities		$ 350,000

STOCKHOLDER'S EQUITY

Common Stock, $.10 par value, Authorized, Issued and Outstanding 100,000 shares	$ 10,000	
Retained Earnings	365,356	
Total Stockholder's Equity		375,356
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 725,356

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		$ 213,578
OPERATING EXPENSES		
Co-Brokerage and Contract Labor Costs	$ 31,403	
Professional Fees	17,694	
Rental	3,600	
Depreciation	347	
Other Operating Expenses	19,999	
Total Operating Expenses		73,043
PROFIT FROM OPERATIONS		$ 140,535
INTEREST EXPENSE		63,000
PROFIT BEFORE INCOME TAXES		$ 77,535
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 77,535

No Provision for Income Taxes has been provided as the Company and its stockholder has elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on their respective share of the corporation's taxable income.

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Retained	Stockholder's
	Shares	Amount	Earnings	Equity
Balance - January 1, 2012	100,000	$ 10,000	$ 287,821	$ 297,821
Net Profit for the Period	-	-	77,535	77,535
Balance - December 31, 2012	100,000	$ 10,000	$ 365,356	$ 375,356

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES

Net Profit	$ 77,535	
Adjustments to Reconcile Net Profit to Net		
Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	347	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable	(12,139)	
(Decrease) in Accounts Payable	(4,877)	

NET CASH PROVIDED BY OPERATING ACTIVITIES $ 60,866

INVESTING ACTIVITIES

(Increase) in Certificates of Deposit $ (2,604)

NET CASH (USED IN) INVESTING ACTIVITIES   (2,604)

INCREASE IN CASH $ 58,262

CASH AT BEGINNING OF YEAR   169,335

CASH AT END OF YEAR $ 227,597

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest Paid $ 63,000

Income Taxes Paid $ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Accounts Receivable - The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight line method of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Income Taxes - No provision for income taxes has been provided as the Company and its stockholder have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on his respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2012, the Company's "Net Capital" was in excess of its minimum requirement, and at no time during the year 2012 was the net capital short of the minimum requirement.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2012 is as follows:

Commissions	$ 20,350
Management Fees	186,803
Interest	6,425
	$ 213,578

NOTE 5 - SUBORDINATED DEBENTURES

Norman Werbner, the 100% owner and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. On December 12, 2011, the Financial Industry Regulatory Authority (FINRA) accepted an extension of the maturity date to December 31, 2014. Interest on this subordinated debenture is 18% per annum and is payable monthly.

Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company on November 29, 2004, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On December 12, 2011, FINRA accepted the extension of the maturity date to December 31, 2014. Interest on this subordinated debenture is 18% per annum and is payable monthly.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2012 the Company was fully insured for the balance in its account. The Company also maintains certain certificates of deposit at four (4) different financial institutions. As of December 31, 2012, the company was fully insured for the balances of the certificates of deposit.

NOTE 7 - DATE OF MANAGEMENTS REVIEW

As of the date of this report (January 30, 2013) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

CERTIGROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 8 - RELATED PARTY TRANSACTION

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive on December 31, 2016, the sum of $100,000 plus the reimbursement of expenses paid by the Company for the product's development. If the cumulative net income generated by the sales of this product through December 31, 2016, are less then $100,000, then the Company will accept the lesser amount as full payment under this agreement.

As of the date of these financial statements, no revenues had been generated by the sale of this product. During the year ended December 31, 2012, the Company incurred expenses of $ 13,694, which are included in the Company's statement of operations on Exhibit "B" under the caption of professional fees. The Company can elect not to pay the future development costs in which case it would forfeit its rights to future payments to be received under this agreement.

SUPPLEMENTARY INFORMATION

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL

Total Stockholder's Equity		$	375,356
Add: Liabilities Subordinated to Claims of			
General Creditors			350,000
Total Capital and Allowable Subordinated Loans		$	725,356

Less (Add): Non-Allowable Assets and Other Deductions (Credits):

1. Net Property and Equipment	$	173		
2. Accounts Receivable		32,922		
3. Prepaid Expenses		-	$	33,095
Net Capital Before Haircuts on Security Positions			$	692,261

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f):

1. Trading and Investment Securities:				
a. Exempted Securities	$	13,000		
b. Debt Securities		-		
c. Options		-		
d. Other Securities		-		13,000
Net Capital			$	679,261

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

CERTIGROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition

Accounts Payable	$	-
Accrued Salaries, Commissions, and Other Expenses		-
Total Aggregate Indebtedness		$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ -
Minimum Net Capital Requirement		$ 250,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 429,261
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Capital Requirement		$ 379,261
Percentage of Aggregate Indebtedness to Net Capital		0.00%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

CERTIGROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, Beginning of Year	$ 350,000
Additions	-
Decreases	-
Balance, End of Year	$ 350,000

CERTIGROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

As of December 31, 2012, all customers' fully-paid securities were in the Company's possession and control as required by rule 15c3-3. The Company is exempt from the reserve requirement computation under rule 15c3-3 per the Company's continuing membership agreement with FINRA dated July 21, 1998.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Certigroup, Inc.

In planning and performing our audit of the financial statements and supplemental schedules
of Certigroup, Inc. (the Company), as of and for the year ended December 31, 2012,
in accordance with auditing standards generally accepted in the United States of America,
we considered the Company's internal control over financial reporting as a basis for designing
our auditing procedures for the purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 30, 2013